DSM Press Release

820-3120

RECEIVED
2007 OCT 17 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

SUPPL

75E Heerlen (NL) / Washington DC (USA), 8 October 2007

DSM expands Dyneema® production in Greenville, USA

Royal DSM N.V. today announces that it will invest to expand Dyneema® UD (UniDirectional bullet resistant sheet) production by 25% in its Greenville, North Carolina (USA) manufacturing facility.

The investment is driven by the increasing demand for Dyneema® UD in the US market for personal and especially vehicle security and protection against terrorism. Production in Greenville has a strong focus on supplying the US army and law enforcement agencies. By adding extra capacity to its highly integrated Greenville site, DSM remains capable of meeting increasing demand for its products and highly committed to the long term development of the US market. The new line is expected to come on stream in mid 2008. This news also comes on the heels of the recent decision to invest in a new Technical Service center at DSM's Stanley, NC (USA) facility.

"*Investing in further growth of Dyneema® in the US is in line with the focus on our local, and faithful customers and fits perfectly with the recently announced acceleration of DSM's strategy,* Vision 2010 – Building on Strengths, *in which market-driven growth and innovation is one of the key pillars*," comments Nico Gerardu, member of DSM's Managing Board and responsible for the Performance Materials cluster. "*DSM will continue to further expand its global capacity for Dyneema® fiber and UD materials to maintain its global market leadership position. To our customers this should provide another example of our commitment to be the world's most reliable and capable quality supplier of HPPE products.*"

About DSM Dyneema
DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiber™. Dyneema® is an ultra strong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. The applications are therefore more or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel. Dyneema® is produced in Heerlen (The Netherlands) and in Greenville, North Carolina (U.S.A.). DSM Dyneema is also a partner in a high modulus polyethylene (HMPE) manufacturing joint venture in Japan. Further information on DSM Dyneema is available at www.dyneema.com.

07027347

10/17

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.